China Gerui Advanced Materials Group Limited Announces Preliminary Financial Results and Schedule of Fourth Quarter and Year-End 2012 Conference Call

ZHENGZHOU, China, March 19, 2013 — China Gerui Advanced Materials Group Limited (CHOP) ("China Gerui," or the "Company"),  a leading high precision, cold-rolled strip steel producer in China, today announced preliminary financial results for the year ended December 31, 2012. Based on the Company's current expectations for the full year 2012 revenue is anticipated to be $265.5 million with earnings per diluted share of $0.45.

Mr. Mingwang Lu, Chairman and Chief Executive Officer of the Company commented, "China Gerui's full year 2012 revenues are in-line with the company's previously announced guidance range while full year earnings fell below our expectations.  The Company achieved another profitable year of operation while the entire steel industry in China incurred heavy losses.  However, profitability in the fourth quarter was lower than anticipated, as it was largely impacted by higher raw material prices which we could not entirely pass on due to pricing pressures, further augmented by year-end and one-time adjustments that will be detailed in the year-end financials. Steel volumes were relatively stable during the fourth quarter. We believe our segment of the steel industry is restructuring and we are evolving China Gerui's business into new higher-margin steel sectors through additional product offerings, including our recently announced introduction of a new laminated steel processing line. This enhanced capability is consistent with our strategy to improve our competitive profile in order to reach a wider range of customers with an expanded portfolio of end-use products and materials. With a new central government taking power and new economic policies to be implemented, we believe we are taking the right strategic steps in this environment to facilitate long-term growth."

The Company plans to issue its complete financial results for the fourth quarter and full year ended December 31, 2012 on Tuesday, March 26, 2013 and thereafter host a conference call to discuss its results at 9:00 A.M. EDT on the same day.

Listeners may access the call by dialing +1 (877) 399-7810 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (631) 865-1695. The conference call participant pass code is 24853130.

A replay of the conference call will be available for 14 days starting from 12:00 P.M. EDT on Tuesday, March 26, 2013.  To access the replay, dial +1 (855) 859-2056.  International callers should dial  +1 (404) 537-3406.  The pass code is 24853130.

A live and archived webcast of the call will be available on the Company's website atwww.geruigroup.com/Webcasts.html.  To listen to the live webcast, please go to the Company's website at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software.

About China Gerui Advanced Materials Group Limited

China Gerui Advanced Materials Group Limited is a leading niche and high value-added steel processing company in China. The Company produces high-end, high-precision, ultra-thin, high- strength, cold-rolled steel products that are characterized by stringent performance and specification requirements that mandate a high degree of manufacturing and engineering expertise. China Gerui's products are not standardized commodity products. Instead, they are tailored to customers' requirements and subsequently incorporated into products manufactured for various applications. The Company sells its products to domestic Chinese customers in a diverse range of industries, including the food packaging, telecommunication, electrical appliance, and construction materials industries. For more information, please visit http://www.geruigroup.com.

Safe Harbor Statement

Certain of the statements made in this press release are "forward-looking statements" within the meaning and protections of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as "may," "will," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "estimate," "continue," "plan," "point to," "project," "could," "intend," "target" and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2011 and otherwise in our SEC reports and filings.  Such reports are available upon request from the Company, or from the SEC, including through the SEC's Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

Company Contact:	Investor Relations Contacts:
Email: investors@geruigroup.com	Vivian Chen	Kevin Theiss
Website: www.geruigroup.com	Managing Director	Account Director
	Grayling	Grayling
	Phone: 646-284-9427	Phone: 646-284-9409
	Email: vivian.chen@grayling.com	Email: kevin.theiss@grayling.com